June 18, 2015

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C.  20549

Attn:	Pamela Long
Division of Corporation Finance

Re:	Exterran Corporation
Amendment No. 1 to Form 10-12B
Filed May 6, 2015
File No. 001-36875

Ladies and Gentlemen:

This letter sets forth the responses of Exterran Corporation, formerly named Exterran SpinCo, Inc. (the “Company,” “we,” “our” and “us”), to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated May 19, 2015 (the “Comment Letter”) with respect to the above-referenced registration statement on Form 10 (the “Registration Statement”). Concurrently with the submission of this letter, the Company has filed through EDGAR Amendment No. 2 to the Registration Statement with the Commission, including a revised Information Statement filed as Exhibit 99.1 thereto (the “Information Statement”).

For your convenience, we have set forth each comment of the Staff from the Comment Letter in bold and italics below and provided our response below each comment.

Amendment No. 1 to Form 10-12B filed May 6, 2015

Exhibit 99.1

Risk Factors, page 23

If the distribution does not qualify as a transaction that is tax-free for U.S. federal income tax purposes … page 37

1.                                      We note the disclosure that you have added in response to comment 17 of our letter dated April 10, 2015. Please revise to explain in greater detail what the specific facts of your spin-off are such that counsel can only provide an opinion of what the tax ramifications “should” be, rather than what they “will” be. Please also describe the degree of uncertainty surrounding your opinion in greater detail.

Response:  The Company acknowledges the Staff’s comment.  As discussed telephonically with the Staff, counsel is unable to render a “will” level of opinion because of the lack of any directly applicable judicial or administrative authority.  This position is consistent with Staff Legal Bulletin No. 19, which says that counsel may issue a “should” opinion if there is a lack of authority directly addressing the tax consequences of the transaction.  Accordingly, the applicable disclosure in the risk factor on page 38 will be revised to state that the lack of any directly applicable judicial or administrative authority renders counsel unable to provide an opinion of what the tax ramifications “will be,” and will also describe in greater detail the degree of uncertainty surrounding the opinion.

Trading of Exterran Holdings Common Stock after the Record Date …, page 48

2.                                      We note that you have placed your statement about amendment and waivers to conditions of the spin-off in this section. Please include this disclosure in the section entitled “Spin-Off Conditions and Termination”, beginning on page 49.

Response:  The Company acknowledges the Staff’s comment and has revised pages 48 and 52 of the Information Statement to address the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 64

Contract Operations, page 70

3.                                      You disclose both here and on page 74 that you have certain contract operations projects with little to no incremental cost. Please revise to make it clear that although you may have little incremental cost recognized within segment gross margin related these projects, your contract operations business is capital intensive and as result, you do have additional incremental costs in the form of depreciation expense which is excluded from segment gross margin.

Response:  The Company acknowledges the Staff’s comment and has revised pages 79 and 83 of the Information Statement to address the Staff’s comment.

Costs and Expenses, page 71

4.                                      We note your response to comment 23 from our letter dated April 10, 2015. Regarding the contract operations project in Brazil that commenced and terminated in 2014, please quantify (by fiscal year) the total amount of installation costs capitalized during the periods presented, the amount of depreciation expense recognized, and the remaining amount of installation costs that are subject to future depreciation. Please also describe the nature of the installed costs and the facts and circumstances that led you to conclude that it was appropriate to accelerate depreciation for $26 million of these costs during the year ended December 31, 2014.

Response:  The Company acknowledges the Staff’s comment and has revised page 80 of the Information Statement to address the Staff’s comment. The Company used the term “accelerated” in describing the depreciation of installation costs recognized during 2014 on the contract operations project in Brazil in an effort to characterize the significance and short-term nature of the depreciation expense. Because such costs were depreciated on a straight-line basis through the end date of the underlying contract, we did not, in fact, accelerate depreciation expense, and as such, we have removed the term “accelerated” from our description of the related depreciation expense. Prior to the start-up of this project, we capitalized $1.9 million and $24.5 million of installation costs during the years ended December 31, 2014 and 2013, respectively. Capitalized installation costs included, among other things, civil engineering, piping, electrical instrumentation and project management costs. The installation of this project was substantially complete during the first quarter of 2014, and at that point, the asset was considered available for its intended use. The depreciation of capitalized installation costs for this project began in 2014, and in accordance with the end date of the underlying contract, such costs were fully depreciated as of December 31, 2014.

Sources and Availability of Raw Materials, page 94

5.                                      If material, please revise to briefly describe the type of raw materials that are only available from a limited group of suppliers and which may involve long lead times. Refer to Item 101(c)(1)(i ii) of Regulation S-K, and to comment 29 of our letter dated April 10, 2015.

Response:  The Company acknowledges the Staff’s comment and has revised page 104 of the Information Statement to address the Staff’s comment.

Relationship with Exterran Holdings after the Spin-off, page 98

6.                                      We note that you plan to file forms of the agreements identified in this section by amendment. Please note that we may have additional comments on your disclosure after we have reviewed the agreements.

Response:  The Company acknowledges the Staff’s comment and has included additional disclosure in the Information Statement to the extent available. The Company will continue to supplement this disclosure in subsequent amendments to the Information Statement as it becomes available and acknowledges the Staff’s need for adequate time to review such information, which may result in additional comments.

*     *     *     *

In connection with the above response to the Staff’s comments, we acknowledge that:

•                                          we are responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments regarding the foregoing to the undersigned or to our counsel, Ryan J. Maierson, at Latham & Watkins LLP, at (713) 546-7460.

Very truly yours,

Exterran Corporation

By:	/s/ Jon C. Biro
Jon C. Biro
Senior Vice President and Chief Financial Officer

Cc:                             Donald Wayne

Exterran Holdings, Inc.

Ryan J. Maierson

Latham & Watkins LLP